UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sohu.com Inc.

File No. 000-30961 - CF#30771

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Sohu.com Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2014.

Based on representations by Sohu.com Inc. that this information qualifies as confidential commercial or financial information and that disclosure of portions of this information would constitute a clearly unwarranted invasion of personal privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(4) and (6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.104	through December 31, 2018
Exhibit 10.105	through December 31, 2018
Exhibit 10.106	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary